May 21, 2025

Lisa N. Larkin, Esq.

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Ms. Larkin:

On February 28, 2025, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of one of its series, the NEOS Gold High Income ETF (the “Fund”), filed post-effective amendment number 179 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On April 17, 2025, you provided comments to the Amendment by phone to Daniel Moler. On May 20, 2025, you provided follow-up comments by phone to Daniel Moler.

Set forth below are your follow-up comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

Follow-Up Comment 1. The “Wholly-Owned Subsidiary Risk” contains disclosure that “[t]he Fund wholly owns and controls the Cayman Subsidiary, and the Fund and Cayman Subsidiary are both managed by the Adviser, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund or its shareholders.” How would the Subsidiary ever act contrary to the Fund if the Fund is the sole shareholder of the Subsidiary. Please supplementally explain situations where you think this may happen.

Response. After further consideration, the Registrant does not believe there are any circumstances in which the Subsidiary would act contrary to the Fund or its shareholders. Accordingly, the Registrant has revised the disclosure as follows:

The Fund wholly owns and controls the Cayman Subsidiary, and the Fund and Cayman Subsidiary are both managed by the Adviser~~, making it unlikely that the Cayman Subsidiary will take action contrary to the interests of the Fund or its shareholders~~.

Follow-Up Comment 2. With respect to the initial Comment 7.D., please confirm whether the Fund’s investment in the Subsidiary will exceed 25% at other times of year (i.e., non-quarter ends)?

Response. The Registrant confirms that the Fund’s investment in the Subsidiary will not exceed 25% of its assets at other times of the year.

If you have any questions about the responses set forth above, please contact the undersigned at bibb.strench@thompsonhine.com or Daniel Moler at daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench